Mail Stop 3561

October 5, 2009

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer
The Dixie Group, Inc.
104 Nowlin Lane
Suite 101
Chattanooga, TN 37421

       Re: The Dixie Group, Inc.
             Form 10-K for the Fiscal Year Ended December 27, 2008
             Filed March 5, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed March 10, 2009
             File No. 000-02585

Dear Mr. Frierson:

We have reviewed the letter of your counsel dated September 4, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your response letter dated September 4, 2009 was submitted on your behalf by your outside counsel. Please provide a separate letter on company letterhead signed by an officer of the company acknowledging that:

-     The company is responsible for the adequacy and accuracy of the disclosures in the filings;

-     staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 27, 2008

Schedule II – Valuation and Qualifying Accounts, page 53

2. We reviewed your response to comment two in our letter dated August 26, 2009. Please explain to us in more detail the process you use to estimate the reserve related to off-quality and obsolete inventory and determine adjustments to value inventory at the lower of cost or market at the end of each reporting period. Also, please tell us the process you used in the additional analysis of your off-quality and obsolete inventory for 2008, what information is not available to perform a specific analysis at the SKU level for each category of off-quality and obsolete inventory and why the results of the additional analysis would be representative of the results for each other year presented had you performed a similar analysis. We are particularly interested in your procedures to determine that adjustments to valuation reserves at the category level do not result in a material credit to income related to market value recoveries. In that regard, please specifically address the process you use to reconcile changes in the valuation reserve between reporting periods.

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

3. As suggested in your response to comment three in our letter dated August 26, 2009, please provide us with a copy of the manually signed consent.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 9

Committees, Attendance, and Directors' Fees, page 10

Nominations for Director – Stockholder Recommendations, page 12

4. We reviewed your response to comment four in our letter dated August 26, 2009 and note your statement that "any objective factors the Board intends to consider in assessing whether to accept a Stockholder nomination will be set forth in future Proxy Statements." To the extent not already addressed by the factors listed in your response, please revise your disclosure to state those objective factors the Board considers in assessing whether a stockholder recommendation is serious. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Compensation Discussion and Analysis, page 16

The Elements of Executive Officer Compensation, page 16

Cash Incentive Awards, page 16

5.   We reviewed your response to comment seven in our letter dated August 26,
        2009. Please provide a more detailed analysis as to how the disclosure of your
        performance targets for your most recently completed fiscal year would cause you
        competitive harm. The targets we have asked you to disclose in future filings are
        historical. As a general matter, we do not understand how the disclosure of
        historical targets in time periods subsequent to the completed fiscal year can
        provide your competitors with information that could be used to price products or
        product categories or to determine the selection and range of products that would
        most effectively compete with you and your products. Please revise to disclose
        your performance targets or tell us why it is not appropriate to do so.

6.   We reviewed your response to comment eight in our letter dated August 26, 2009.
        Please confirm that in future filings you will disclose how you calculate earnings
        before interest and taxes from continuing operations from your audited financial
        statements as required by Instruction 5 to Item 402(b) of Regulation S-K.

Grants of Plan-Based Awards, page 22

7.   We reviewed your response to comment 10 in our letter dated August 26, 2009
        and reissue this comment. Disclosure of the threshold, target and maximum
        amount of non-equity cash awards in your grants of plan-based awards table is
        required by Item 402(d) of Regulation S-K.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of your
disclosure to expedite our review. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or
William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding
comments on the financial statements and related matters. Please contact Catherine
Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other
questions you may have.

                                              Sincerely,

                                              H. Christopher Owings
                                              Assistant Director

cc: John F. Henry, Jr.
        Miller & Martin PLLC
        Via Facsimile